News Release	(Q4 - 04 - 27)	January 12, 2004

YAMANA GOLD PRODUCTION ON TARGET, COSTS DOWN

  Increases in Total Production at Fazenda Brasileiro Mine

  Total Cash Costs Below US$195/oz Au in December

  Encouraging Mine Drilling Results

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to provide an update on operations at its Fazenda Brasileiro mine and on continuing exploration and infill drilling at the mine.

Fazenda Brasileiro Production

Production at the Fazenda Brasileiro mine from completion of the acquisition of the mine to December 31, 2003 was 39,900 ounces of recovered gold. Total cash costs for December were below US$195 per ounce. Average total cash costs during the period since the mine was acquired were about US$210 per ounce. Production is consistent with company expectations and total cash costs are below budget cash costs for the same period of US$215 per ounce.

Average monthly production has exceeded 8,900 ounces per month with December production of over 9,000 ounces. Production at Fazenda Brasileiro is well on track to exceed 100,000 ounces gold annually and approximately 60,000 ounces gold for the period from acquisition date of August 16 to the fiscal year end of February 29, 2004 as previously announced.

Improvements in production and decreases in cash costs per ounce are primarily attributable to improved efficiencies, development of underground workings, rationalization of services, operational improvements, contractor reductions and change in shift operations.

Yamana includes in its total cash costs underground development costs. Underground development at Fazenda Brasileiro is maintained in excess of 120,000 tonnes of ore drilled and ready for production from three stopes.

Yamana has also undertaken an extensive drilling campaign in areas surrounding the underground workings.

Fazenda Brasileiro Drilling

Yamana has now supplemented its previously reported drilling program with an additional 20,507 meters (322 holes) of infill drilling and 3,546 meters (17 holes) of exploration drilling. A long-section map showing location of the infill drill areas and the exploration drill holes is posted on Yamana's website.

The infill drilling, designed to upgrade the current probable into proven reserves mainly in the G, F, and E areas of the mine, has more-than-replaced ore reserves mined during this period and improved continuity on strike and depth of the ore bodies. Of significance is that more than 70 percent of the infill holes drilled to date have been mineralized, hitting at least 1 meter of 1.5 g/t gold, which is the ore cutoff grade used in the mine. Some of the better infill drilling results include: 10 meters of 7.80 g/t gold and 9 meters of 5.86 g/t gold in the G50 and G180 zones of the G ore body; 10 meters of 6.41 g/t gold and 7 meters of 10.78 g/t gold in the F53 zone of the F ore body; and, 10 meters of 15.37 g/t gold and 9 meters of 6.99 g/t gold in the E ore body. Drilling in all these areas will continue. These results support Yamana's view that reserves and resources in these zones will continue to be upgraded and the mine life based on reserves at the time of purchase of the mine will be extended.

The exploration drilling to date has focused on deeper parts of the G and F underground areas, adjacent to the mine, the E-east underground area, at or near the level of existing development workings, and the E-deep zone beneath the existing mine workings. The drilling, which includes holes drilled from the surface as well as from underground workings, indicates the F and G orebodies are larger than originally thought and suggest that the F body is at least 50 meters in height, more than double its original height. The drilling also confirms that the E-east and E-deep zones remain open on strike to the east. The E-east zone is within areas where development work has already been completed and has ready access. The single E-deep hole completed during this period is a 100-meter step out along strike and suggests that the E-deep will continue on to the east.

Work on all these zones will continue. The 15 new exploration holes completed during the last quarter, 2003, are listed in the following Table 1.

Table 1
Fazenda Brasileiro Exploration Drilling
October-December, 2003

Target	Hole no.	Section	Width	Gold
			m	g/t
F	FB-2099	88725 E	2.0	1.41
	FB-2102	88925 E	9.0	3.06
	FB-2103	88475 E	nil
	FB-2116	88975 E	3.0	1.01
E east	FH-265	92200 E	nil
	FH-266	92200 E	1.0	3.36
	FH-267	92200 E	nil
	FH-271	92194 E	nil
	FH-272	92194 E	nil
	FH-273	91194 E	nil
	FH-274	92300 E	2.0	1.84
	FH-275	92300 E	1.0	14.60
	FH-285	92300 E	1.0	3.73
	FH-286	92300 E	5.0	4.87
E-deep	FH-276	92300 E	3.0	3.68

EBITDA Update

From August 16 through to December 31 Fazenda Brasileiro has generated US$6.4 million EBITDA for Yamana. Overall, Yamana has a cash balance of over US$35 million.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties and exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina subject to earn-in by Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For details of the most recent estimate of resources please see the Annual Information Form of Yamana dated October 7, 2003 available at www.sedar.com.

Sampling and assay protocols relating to drilling results at Fazenda Brasileiro are consistent with those described in reports prepared for Yamana under National Instrument 43-101 relating to Fazenda Brasileiro which are available at www.sedar.com.

For further information, contact

Peter Marrone	Rebecca Greco
President & Chief Executive Officer	Investor Relations-North America
(416) 815-0220	(416) 945-7350
E-mail: investor@yamana.com	E-mail: investor@yamana.com
Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.